UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

     SCHEDULE 13G
(Amendment No. 2)

     Under the Securities Exchange Act of 1934


     Landstar System Inc
     (Name of Issuer)

     Common
     (Title of Class of Securities)

     515098101
     (CUSIP Number)

     12/31/01
(Date of Event which Requires
Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 515098101 SCHEDULE 13G   Page 2 of 7


1    Name of Reporting Person
          Kestrel Investment Management Corporation
     IRS Identification No. of Above Person  94-3173193

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          California

               5    Sole Voting Power

                    249,500

     NUMBER OF 6    Shared Voting Power
     SHARES
     BENEFICIALLY             -0-
     OWNED BY EACH
     REPORTING 7    Sole Dispositive Power
     PERSON WITH
                    266,700

          8    Shared Dispositive Power

                    -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     266,700

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     3.3%

12   Type of Reporting Person*

     CO, IA


CUSIP No. 515098101 SCHEDULE 13G   Page 3 of 7


1    Name of Reporting Person      David J. Steirman
     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          United States

               5    Sole Voting Power

                    249,500

     NUMBER OF 6    Shared Voting Power
     SHARES
     BENEFICIALLY             -0-
     OWNED BY EACH
     REPORTING 7    Sole Dispositive Power
     PERSON WITH
                    266,700

          8    Shared Dispositive Power

                    -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     266,700

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     3.3%

12   Type of Reporting Person*

     IN


CUSIP No. 515098101 SCHEDULE 13G   Page 4 of 7


1    Name of Reporting Person      Abbott J. Keller
     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          United States

               5    Sole Voting Power

                    249,500

     NUMBER OF 6    Shared Voting Power
     SHARES
     BENEFICIALLY             -0-
     OWNED BY EACH
     REPORTING 7    Sole Dispositive Power
     PERSON WITH
                    266,700

          8    Shared Dispositive Power

                    -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     266,700

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     3.3%

12   Type of Reporting Person*

     IN


CUSIP No. 515098101 SCHEDULE 13G   Page 5 of 7


Item 1(a).     Name of Issuer.

     Landstar System Inc

Item 1(b).     Address of Issuer's Principal Executive Offices.

     13410 Sutton Park Drive South
      Jacksonville, FL  32224

Item 2(a).     Names of Persons Filing.

     Kestrel Investment Management Corporation, David J.
Steirman and Abbott J. Keller.

Item 2(b).     Address of Principal Business Office or, if none,
Residence.

     The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).     Citizenship.

     Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     Common

Item 2(e).     CUSIP Number.

     515098101

Item 3.   Type of Reporting Person.

     Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.   Ownership.

     Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.



CUSIP No. 515098101 SCHEDULE 13G   Page 6 of 7


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of
Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



CUSIP No. 515098101 SCHEDULE 13G   Page 7 of 7


Signature

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

     DAVID J. STEIRMAN



     /s/ David J. Steirman
     ________________________
     David J. Steirman


DATED:

     ABBOTT J. KELLER



     /s/ ABBOTT J. KELLER
     ________________________
     Abbott J. Keller


DATED:

     KESTREL INVESTMENT MANAGEMENT CORPORATION



     /s/ David J. Steirman
     ________________________
     By:  David J. Steirman
     Its: President